City of Buenos Aires, February 23rd, 2024 Messrs. Comisión Nacional de Valores (CNV) Messrs. Bolsas y Mercados Argentinos S.A. (BYMA) Messrs. Mercado Abierto Electrónico S.A. (MAE) Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event Dear Sirs, We are writing in accordance with Section 2 of Chapter I, Title XII of the Argentine National Securities Commission (Comisión Nacional de Valores) Regulations (2013 revised version) following the information communicated yesterday, that today our indirect controlling shareholder, InterCement Participações ("InterCement"), has informed that over the past few months, they have received a series of inquiries and expressions of interest with respect to their assets. In this regard, InterCement has informed that they have engaged the services of BTG Pactual bank to advise them on the evaluation of strategic alternatives, which include seeking an investment partner (private placement), merger or partnership with a strategic player, and even a potential divestment. In this regard, it was stated that a competitive process has been organized, currently ongoing, and that offers for these strategic alternatives are being received, which will be duly analyzed in due course. InterCement reported that there is no signed document with any interested party that generates an obligation or commitment for InterCement, emphasizing its transparency commitment and keeping their investors and the market informed. Loma Negra will keep its investors and the general market informed and reaffirms its transparency commitment. Sincerely, Marcos I. Gradin Investor Relations Officer LOMA NEGRA C.I.A.S.A.